Filed by Park Hotels & Resorts Inc.

(Commission File No. 001-37795)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chesapeake Lodging Trust

(Commission File No. 001-34572)

C O R P O R A T E    P A R T I C I P A N T S

Ian C. Weissman, Senior Vice President, Corporate Strategy

Thomas J. Baltimore, Chairman of the Board, Chief Executive Officer & President

Sean M. Dell’Orto, Chief Financial Officer, Executive Vice President & Treasurer

Robert D. Tanenbaum, Executive Vice President, Asset Management

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

Richard Hightower, Evercore ISI

Smedes Rose, Citi

Patrick Scholes, SunTrust Robinson Humphrey

Robin Farley, UBS

Neil Malkin, Capital One Securities

Chris Woronka, Deutsche Bank

Bill Crow, Raymond James

Shaun Kelley, Bank of America

David, Green Street Advisors

P R E S E N T A T I O N

Operator:

Greetings ladies and gentlemen and welcome to the Park Hotels & Resorts Incorporated Second Quarter 2019 Earnings Conference Call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. If anyone should require Operator assistance you may press star, zero on your telephone keypad.

It is now my pleasure to introduce your host, Mr. Ian Weissman. Thank you, you may begin.

Ian C. Weissman:

Thank you, Operator, and welcome everyone to the Park Hotels & Resorts Second Quarter 2019 Earnings Call.

Before we begin, I would like to remind everyone that many of the comments made today are considered forward-looking statements under Federal Securities Laws. As described in our filings with the SEC, these statements are subject to numerous risks and uncertainties that could cause future results to differ from those expressed, and we are not obligated to publicly update, or revise, these forward-looking statements. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements. Please refer to the documents filed by Park with the SEC, specifically the most recent reports on Form 10-K and 10-Q, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

In addition, on today’s call we will discuss certain non-GAAP financial information such as FFO and Adjusted EBITDA. You can find this information, together with reconciliations to the most directly comparable GAAP financial measure in yesterday’s earnings release, as well as in our 8-K filed with the SEC, and the supplemental financial information available on our website at pkhotelsandresorts.com.

This morning, Tom Baltimore, our Chairman and Chief Executive Officer, will provide a review of our second quarter 2019 operating results, a summary of our capital recycling efforts, an update on our previously announced pending acquisition of Chesapeake Lodging Trust, and finally an update on 2019 earnings guidance. Sean Dell’Orto, our Chief Financial Officer, will provide further detail on our second quarter financial results, additional color on our earnings guidance and an update on our two exciting ROI projects, Bonnet Creek and The Reach. Rob Tanenbaum, our Executive Vice President of Asset Management, will be joining for Q&A. Following our prepared remarks, we will open the call for questions.

With that, I would like to turn the call over to Tom.

Thomas J. Baltimore:

Thank you, Ian, and welcome everyone.

Consistent with our prior quarters, the second quarter was incredibly active at Park as we remain laser-focused on maximizing shareholder value over multiple fronts. As always, we have been relentlessly focused on our proactive approach to asset management, partnering with our operators to deliver outperformance in any environment. We continue to make significant strides on our capital allocation efforts, selling three additional non-core assets during the quarter, further improving our high-quality portfolio, while also beginning work on two important ROI projects: The Bonnet Creek meeting space expansion and the conversion of the Reach resort to a Curio. And finally, we have been thoroughly preparing for the pending acquisition of Chesapeake Lodging Trust, which is currently expected to have a mid-to-late September close, with a Chesapeake special shareholder meeting to consider and vote on the proposed merger expected to take place on September the 10th.

We remain incredibly excited about this transaction. The combination with Chesapeake is a compelling opportunity to accelerate several of our long-term strategic goals, including brand, operator and geographic diversity while positioning the Company to drive superior risk-adjusted earnings growth over the long term.

Over the last two months, the team has toured each of the Chesapeake hotels and conducted extensive property reviews with on-site senior leadership. We continue to have strong conviction in our underwriting and see upside in both revenue generation and additional expense savings. We are reaffirming our initial expectation of an incremental $24 million of EBITDA in 2020 and a total of $34 million of EBITDA upside in 2021, inclusive of our annual G&A savings of $17 million.

Additionally, given Chesapeake’s outsized exposure to markets such as San Francisco, Chicago and Southern California, which are poised to benefit from strong citywide business and/or renovation tailwinds in 2020, bolting on the Chesapeake portfolio should add an incremental 80 basis points of top line growth to Park’s legacy portfolio next year.

Chesapeake also has made meaningful progress on the anticipated sales of its two New York City assets. As noted in Chesapeake’s recent press release, both hotels are under contract to a single buyer for total proceeds of $138 million, or a 6% cap rate, with an expected close prior to our acquisition of Chesapeake. The sale of these two assets by Chesapeake will further delever the balance sheet of the combined company going forward.

Overall, we have strong conviction about the opportunity, and we remain confident in the long-term benefits of this acquisition. While the transaction offers additional levers to generate incremental shareholder value, it does not divert our attention away from the significant embedded value within Park’s core portfolio. We remain laser focused on aggressively asset managing the portfolio and expect to continue narrowing the margin gap with our peers.

Turning to operations, in the second quarter, comparable RevPAR for the portfolio increased 0.8% against a very difficult year-over-year comparisons and a challenging demand environment.

As expected, group revenues declined by 1.7% during the quarter, a direct result of lapping the strong 18% growth rate in group revenue we produced last year. Softer citywide calendars across several of our key markets were partially offset by healthy production in markets like San Francisco and Orlando, with group pace up nearly 13% and 4%, respectively. Looking forward, we expect group to remain strong for the second half of the year, with overall pace forecasted to increase over 15%.

On the transient side, revenues increased 1.1%, driven by a 4.6% increase in leisure demand, but offset by a 2.5% decline in business transient demand. Despite a relatively healthy economic backdrop, beginning in May, business transient occupancies started to decline, which we believe reflects some corporate uncertainty in light of the on-going trade war with China. That said, we have not witnessed a material change in fundamentals, with group and leisure trends still healthy, and supply in check across most of our key markets. Furthermore, we continue to outperform our comp set as we grew market share during the second quarter at more than 65% of our hotels by an average of 350 basis points, equating to nearly $15 million of market share growth for the portfolio.

In terms of margins, comparable Hotel Adjusted EBITDA margin contracted by only 90 basis points in the quarter to 31.3%. Our asset management initiatives are clearly evident in these results as we kept comparable expense growth to just 2.5%, a notable accomplishment in today’s low RevPAR, high labor cost environment.

Looking at our core markets, our second quarter results were primarily driven by strength in Key West, San Francisco, Hawaii and Santa Barbara, which was partially offset by softness in Seattle, New Orleans, Chicago and New York. Key West was our top performing Top Ten market this quarter, posting a 5.4% RevPAR growth in a clear signal that demand has not only recovered since Hurricane Irma, but surpassed 2017 pre-storm demand levels. In San Francisco, despite facing a very difficult year-over-year comp, our two hotels continue to exhibit considerable strength, recording a combined RevPAR increase of 4.5%, outperforming the broader San Francisco market by 320 basis points. Group revenues were up 13%, which is particularly impressive considering group revenues increased 55% in the second quarter of 2018.

In Waikoloa, our hotel exhibited a strong recovery from last year’s volcanic disruption, posting a 4.5% RevPAR growth during the quarter on solid transient demand. We are expecting a stellar group quarter in Q3 at Waikoloa, with group pace up approximately 525%. The hotel is forecasted to be our top performer over the back half of the year, with RevPAR growth projected to be north of 30%, on average.

I also want to highlight our Hilton Santa Barbara Beachfront Resort, which continues to ramp up and exhibit strong performance following Park’s up-branding and renovation of the asset, a project which was completed during the second quarter of 2018. The hotel grew RevPAR by 29% over 2018 and group catering contribution was up 22% during the quarter, further highlighting the success of the repositioning by Park. Congratulations to the Santa Barbara team who have done a terrific job ramping up post renovation, driving over 1,000 basis points of margin improvement at the property during Q2. We continue to believe there are a number of other significant value creation opportunities like this one throughout our portfolio.

Offsetting these positive second quarter results was the underperformance at our two Seattle airport hotels, which together produced a RevPAR decline of nearly 11%, placing a 40 basis points drag on total portfolio RevPAR. Excluding Seattle, our comparable RevPAR growth would have been 1.2% for the quarter. Note that we have since made leadership changes at our Seattle properties. Other softer markets included Chicago, New York and New Orleans, all of which recorded declines in group demand that proved difficult to offset with transient. Looking ahead, we expect group to rebound with double-digit pace projected for all three hotels over the back half of the year.

On the capital recycling front, I am very pleased with the progress made during the second quarter, having closed on the sales of three non-core domestic assets for combined gross proceeds of $166 million, which will be used to meaningfully reduce net leverage ahead of our proposed merger with Chesapeake. We have now sold a total of 18 assets for over $750 million in proceeds since spinning out of Hilton, while Park has returned over $2 billion of capital to shareholders.

In addition, subsequent to year-end, we entered into a contract to sell our Conrad Dublin hotel at very attractive pricing, with the deal expected to close by year-end. Total proceeds for the sale are $130 million, with our joint venture interest totaling $62 million.

Demand for hotel real estate among private equity buyers remains strong, and we continue to explore non-core asset sales to further delever the balance sheet. Consequently, we expect to begin a marketing process on two to three Chesapeake hotels in the coming months, while we are also actively marketing the sale of our Hilton Sao Paolo, one of our last remaining International hotels. Gross proceeds for all four hotels are estimated to be between $375 million to $425 million, which, together with the other completed or announced Park and Chesapeake hotel sales, would reduce the combined Company’s net debt to EBITDA leverage ratio to approximately four times and be a clear signal to our commitment to maintaining a low levered balance sheet.

Turning to our outlook for the remainder of the year. Park is well positioned for relative outperformance. While transient trends across the U.S. have been choppy, Park’s proactive efforts to group up our portfolio should help us continue to post sector leading growth over the next two quarters, with RevPAR growth over the back half of the year expected to average around 3%, Q3 is projected to be the stronger of the two remaining quarters of 2019 with group pace up over 25%.

San Francisco should remain one of our top markets, along with Key West and Waikoloa, and finally, we expect healthy margin expansion in the second half of the year as we continue to focus on our asset management initiatives and take advantage of proactively grouping up the portfolio.

Despite our relative strong positioning, global macro concerns have weighed heavily on fundamentals across the industry, with annual RevPAR growth forecasts contracting across several of our key markets, primarily in the business transient segment. With this as the backdrop, we are readjusting our full-year RevPAR estimates down by 75 basis points at the mid-point to 2% to 3.5%. For margins, we are lowering our guidance to a new range of flat to plus 50 basis points, or down by 25 basis points at the midpoint, partially due to increased property insurance premiums. Sean will provide additional details on our updated guidance.

With that, I will turn it over to Sean.

Sean M. Dell’Orto:

Thank you, Tom. Looking at our results for the second quarter, we reported total revenue of $703 million and Adjusted EBITDA of $207 million. Adjusted FFO was $164 million, or $0.81 per diluted share.

Turning to our core operating metrics, our comparable portfolio produced a RevPAR of $192, or an increase of 0.8% compared to the second quarter of 2018 with the entire increase related to improved occupancy. Our occupancy for the quarter was 86.6%, up 0.7 percentage points over last year, while our average daily rate was flat at $221. These top line trends resulted in hotel Adjusted EBITDA of $208 million for our comparable portfolio, while our comparable hotel Adjusted EBITDA margin was 31.3%, which was a 90-basis point decrease over the prior year.

In addition to the choppiness Tom discussed earlier, second quarter results were negatively impacted by a $5 million shortfall due to delayed timing of business interruption insurance proceeds for the Caribe Hilton, which re-opened on June 19th and incurred a $4 million EBITDA loss as expenses ramped up for the re-opening. Subsequent to the quarter, the carriers authorized an additional $10 million advance which we expect to receive in the coming weeks. We continue to work with the insurance carriers and adjustors to close out the claims for both Caribe and Key West. As such, we maintain our expectation to receive the BI proceeds embedded in our full-year guidance.

Further on guidance, we are lowering our full-year Adjusted EBITDA by $17 million at the midpoint to a new range of $735 million to $760 million, while our Adjusted FFO guidance drops by $0.08 per diluted share at the midpoint to a new range of $2.86 to $2.98 per share. Note that our guidance does not take into account our pending acquisition of Chesapeake, or any additional asset sales, at this time.

We thought it might be useful to bridge you from our Q1 guidance to our most recent forecast. First, $9 million is related to the loss of EBITDA from the three hotels we sold in late June. Second, our additional $5 million is due to a higher than expected property insurance expense that Tom alluded to earlier. And finally, the additional adjustment is related to a moderately more cautious outlook for the balance of the year, which is reflected in our reduced RevPAR and margin guidance.

Turning to the Balance Sheet and the financing of the Chesapeake acquisition, as we mentioned when we announced the transaction, a debt financing commitment has been secured in the form of a $1.1 billion delayed draw term loan consisting of an $850 million 5-year tranche and a $250 million two-year bridge tranche. Although we anticipate only needing the former to close the transaction, as the balance of the cash needs is expected to be funded from the previously announced Park and Chesapeake asset sales and cash on hand. Upon closing, we anticipate pro forma net leverage of the combined company to be approximately 4.4 times, which assumes Chesapeake’s completion of the New York hotel sales discussed earlier.

Turning to dividends, on July 15th we paid our second quarter cash dividend of $0.45 per share and, as of last Thursday, our Board declared our third quarter cash dividend of $0.45 per share. This dividend currently translates into an implied yield of 6.8%, maintaining our position as one of the highest yielding stocks in the lodging REIT sector.

Finally, I wanted to provide a brief update on two exciting ROI projects currently underway: the expansion of the meeting platform at the Hilton and Waldorf at Bonnet Creek in Orlando, and the repositioning and rebranding of the Waldorf Astoria Reach resort in Key West to a Curio At Bonnet Creek, we are adding over 90,000 square feet of gross meeting space, which will include 52,000 square feet of new ballroom and pre-function space at the Hilton and 11,000 square feet of new ballroom and pre-function space at the Waldorf. Total spend is estimated to be $85 million with targeted returns in the high teens. We expect the Waldorf meeting space to open in early 2021, while the Hilton meeting platform should be up and running in early 2022.

At the Reach, we expect to start construction in the coming weeks and anticipate the hotel to be closed until early December. The scope of the project will include a complete guestroom renovation, and a comprehensive renovation of the public space, including a new restaurant. With the hotel closed for four months, we expect comparable portfolio RevPAR growth to be negatively impacted by 20 basis points for the year, equating to approximately $2 million of earnings disruption, which continues to be factored into our guidance. Total spend for the rooms and public space renovation is approximately $9 million, with targeted returns in the high teens. These projects illustrate embedded value in our portfolio that we are able to unlock, and we are continuing to explore similar opportunities across our portfolio.

That concludes our prepared remarks, and at this point Operator, we’d like to open it up to questions. In the interest of time, we are asking all participants to limit their response to one question, and one follow up.

Operator may we have the first question please?

Operator:

Thank you. Ladies and gentlemen, if you’d like to ask a question, please press star one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two if you’d like to remove your question from the queue.

Our first question comes from the line of David Katz with Jefferies. Please proceed with your question.

Male Speaker:

Hi. Good morning guys, it’s (inaudible).

Thomas J. Baltimore:

Good morning David.

Male Speaker:

Hi, how are you guys? Can we just talk about Chesapeake really quickly? I know it’s been a while—a few months since you’ve announced it. Could you just tell us what you’ve learned since then, what you’ve uncovered under the hood and what that means for the $24 million and $34 million?

Thomas J. Baltimore:

Appreciate your call. As I said in a prepared remarks. We certainly believe it’s a compelling and unique opportunity to combine both companies. I’ll certainly drive you back to the previous statements and disclosures that we made. Obviously it provides for us sort of improved portfolio quality, gives us the brand and operated diversification. It gives us an expanded and improved sort of geographic footprint. It improves our growth rate for next year as I outlined in my prepared remarks. We also believe that there’s embedded upside: ROI, margins, sort of opportunities to group up as well. And as we’ve said previously again in our public disclosures, we believe that it is accretive for us in both 2020 and 2021 and we certainly also get the benefits of scale.

Where we are in that process, as I also mentioned in the prepared remarks, Rob Tanenbaum and other members of our very capable asset management team have been out and – with representatives of Chesapeake in meeting—having on-site meetings. I’m reluctant to go into those details. Chesapeake is still an independent company. We have set up now and filed a proxy, as you know, and the shareholder vote is—by Chesapeake shareholders is scheduled for September the 10th.

As we’ve also said and I noted in my prepared remarks, we expect the transaction, assuming it is approved by shareholders, that it would close in mid- to late-September. Obviously, we are excited about Chesapeake’s announcement and they’re selling, obviously, those two New York assets as part of the original plan.

And regarding our additional due diligence, as I said confidently, we are reaffirming our initial underwriting and are confident that those synergies that we identified, $24 million in 2020 and $34 million in 2021, we believe are achievable. And we’re confident. We have great conviction over this opportunity.

Other than that, David, I hope if there are not any additional questions, we would really draw you to all the public filings as you can appreciate just given where we are in this transaction, we certainly want to be sensitive.

Male Speaker:

Understand. Thank you.

Operator:

Thank you. Our next question comes from the line of Rich Hightower with Evercore. Please proceed with your question.

Rich Hightower:

Hey, good morning guys.

Thomas J. Baltimore:

Morning Rich. How are you?

Rich Hightower:

I’m good. It’s been a busy week. We’re going to get through it. So I guess Tom to follow up on the question around Chesapeake and in the context of reaffirming the targets that you just mentioned. How much of those original targets, you know, were predicated on demand patterns or what have you as of 90 days ago? And you know given maybe the—whatever magnitude of shift you think we’ve seen in demand patterns since then, I mean, how much of those targets was predicated on things that are specific to the industry or things that are specific to you know, Park’s Asset Management? Maybe just break that down for us and give us a little more color around the level of conviction if you don’t mind.

Thomas J. Baltimore:

Yes, it’s a it’s a delicate balance here. So let me talk about sort of the broader economy. Look, there’s no doubt that we and I think our peers have all noticed that there’s been a little bit of softening and choppiness, particularly on the business transient side. We made the strategic decision a few years ago to really be focused on our internal growth strategy, right: recycling capital, we’ve sold 18 assets now for $750 million; obviously continuing on our ROI projects, which we talked about; continuing to improve margins where we’ve made great progress on that front; and then of course, grouping up really for this portfolio and for Park really, I believe, a game changer.

What we always liked about Chesapeake irrespective of market conditions was that we could bolt on that portfolio and continue to implement our guiding principles, if you will, as it relates to asset management. We believe over the intermediate and long-term that creates tremendous value for shareholders.

But market conditions are choppy for now. I personally don’t believe, and I think we should think about the pundits right now, there’s really little risk of a near-term recession, right. RevPAR still looks good in the one to two percent range, GDP above 2%. Lower rates—probably lower for longer. Low unemployment and improving savings rate for the consumer. The consumer is in good shape. Consumer balance sheets are solid. Low inflation probably continuing certainly indefinitely.

I would tell you the one thing that probably concerned me the most is sort of non-residential fixed investment spend. The fact that turned a little negative, although still slated to be positive for the year. That’s obviously something that we’re watching very very carefully, but we would still say that we don’t see a recession. And over the long term, we are very confident that this transaction makes sense, again, along the lines, as we’ve said, in all the public documents and all the disclosures. So hopefully that answers your question. And for us at Park, we’re focused on the long term. We are committed to creating a long-term, sustainable platform that creates significant value for shareholders.

Rich Hightower:

Okay, Tom. I do appreciate that color. One other question. It is a shorter-term focus question, but maybe you just answered it, but just related to the guidance for the back half of the year, you know, the midpoint came down 75 basis points. But as you said earlier, it still implies roughly 3% implied growth for the second half. You threw out some pretty strong group base numbers for 3Q and 4Q, but maybe how much of that 3% forecast could be at risk if we see continued degradation on the transient side, may be stacked up against the group base that you’ve already formed?

Thomas J. Baltimore:

Yes. So it’s a very good question, Rich. The reality, and I think, part of the reason why we wanted to lower guidance, was really that factor on the transient side. It can be — given the softening that we certainly saw in — largely in June, that has certainly continued a little bit in July. I would also note for listeners that we expected July to be relatively soft and now internal forecasts are a little softer. For us, given the group pace that we have, again 25%, we’re expecting a very strong August and September. So we’ll be watching that carefully. We feel confident, based on where we sit today and what we know, that the guidance—the revised guidance make sense. I would also note as you did and obviously at 3% on the back end, we are still significantly outperforming our peers in terms of that RevPAR growth rate in part because of all the initiatives that we’ve worked so hard on.

I would also note for the second quarter, while disappointing, and we certainly don’t like to – we like to be a beat in every situation – I think if you really isolate, we really had significant underperformance in Seattle. That rests with us and our operating partner, we take responsibility for that. But if you take that out, we really ended the quarter at 1.2% and we would have exceeded—we would have been at least a beat through all the other key metrics. So I’d like to point out, occasionally you have – football, you have a bad quarter, you make a mistake. We clearly had that in Seattle, and we take responsibility. If you then broaden it and look a little deeper at the second quarter, we really saw sort of a fall off, New York, even Hilton Hawaiian Village slightly. Even San Francisco slightly on the margins, even though they were up 4.5%, and even in Chicago. We just saw a little bit in that business transient that just gave us a little pause that we felt we should be more cautious as we look out in the second half of the year.

We’re also seeing, and we believe, a lot of this is just driven by the uncertainty given the Trade War right now. Candidly we think businesses, CEOs, those men and women are just being a little more cautious. We don’t see a recession. We don’t see a fundamental shift, but we certainly see a need to just be—they’re being a little more cautious and it’s clearly affecting travel on the margins.

Rich Hightower:

Got it. Thank you for that Tom.

Operator:

Thank you. Our next question comes from the line of Smedes Rose with Citi. Please proceed with your question.

Smedes Rose:

Hi. Thank you. I wanted to ask you—so you talked about the strong group rate pace through the back half of ‘19. I was just wondering if you could give us an update on your thoughts about the group pace in 2020. What percent of rooms will go into group and will that be kind of the level that you hope to be going forward given this little grouping up process? And do it excluding Chesapeake.

Thomas J. Baltimore:

Yes, we are excluding Chesapeake. We don’t have that information. As you may recall, last quarter I believe, we were in that 4% to 7% range group pace. I’d say now for 2020, we’re in the 2.5% to 4% range. So a slight pullback at this point, but again, that’s an evolving and moving target and keep in mind we’re having such a very strong group pace this year. If you take out San Francisco, obviously, San Francisco’s pretty strong, we’d certainly be on the higher end of that range just given the tough comps that we’ll have next year, given strength that we’re seeing in San Francisco. It’s still a real focus for us, Smedes, it’s something that we’re working on carefully with our partners – our operating partners. And we believe that it really is a competitive advantage, particularly for our top 10 assets, anchoring our business with group, layering in contract, and that allows us to more efficiently yield out our transient and obviously drive the ancillary sources of revenue. So we’re committed to this; we think it makes a difference; and candidly, is part of the reason why we think we’ve had outperformance over our peers over the last few years.

Smedes Rose:

Just kind of on that. So you mentioned very strong group bookings at Waikoloa. Is that sort of one-time in nature or is this a shift at that asset to really move it to much more of a group house maybe versus where it was previously?

Thomas J. Baltimore:

Yes. Well part of the strategic initiative going back to the spin was to sort of right size the property. So as you know, we’re giving back and transferring 600 keys, plus or minus, to HGV and then we’re right sizing the hotel operations. We think it’s a more efficient box with 600 keys, plus or minus, plus given the meeting space that we have. What we have this year, which certainly happens in Hawaii, you get these incentive travels that – is large commitments. We happen to have two groups that are essentially buying out the hotel. So it’s significant. I wouldn’t necessarily say it’s one-time, but it’s certainly not annual business. That’s going to be a huge benefit for us ever since we talked about the group pace, obviously, in the back half the year. And Hilton Waikoloa will be our strongest performer in the second half, and it is significant and it’s certainly beneficial.

Smedes Rose:

Great. I appreciate your color. Thank you.

Operator:

Our next question comes from the line of Patrick Scholes with SunTrust Robinson Humphrey. Please proceed with your question.

Patrick Scholes:

Hi, good morning Tom and Sean. You noted a group up 25%. I’m just wondering, you know, what’s the offsetting percentage on transient and I imagine that transient is a lower rated type of transient, but just wondering you know, how does that balance out?

Thomas J. Baltimore:

Are you asking, Patrick, for the year, for the quarter?

Patrick Scholes:

For the comparable. I think you said for the rest of the year group was up 25%. I’m just wondering how does that balance out with the transient room nights that you’re giving up with the mix shift?

Thomas J. Baltimore:

Yes, let me answer it this way. We’re 25% in Q3, we’re up 6% in group pace in the fourth quarter. Third quarter is slightly down from last quarter in what we thought but this fourth quarter is up. Again, transient is still choppy, and I would say still net positive: we were up 1.1%. We’re making the strategic decision, though, to trade some transient for group, particularly given the nature of our portfolio for the points that we’ve made, right. Again, anchoring our business with group, layering and contract—contract is up 11%. We’re making that—we think it’s more efficient for our portfolio. Transient, then we could more efficiently price it, and it’s certainly the right thing for Park as we go forward. We’ve demonstrated that in those periods where we have really strong group, we’ve had more effective transient. We didn’t have that in the second quarter, we knew that, but we were also lapping a very strong performance in 2018 second quarter.

Patrick Scholes:

Okay. Thank you. That’s all for me.

Operator:

Our next question comes from the line of Robin Farley with UBS. Please proceed with your question.

Robin Farley:

Great. Just to ask a little bit more about the group issue. I guess some of the strength in Q3 is a function of the calendar and may be some holiday shifting to Q4. So just thinking about the visibility of Q4 group business, I guess, how much – or when you think about last year that maybe some in the year, for the year group business came in, in Q4? I guess I’m trying to understand if it’s – if you think it would be a function of lower attendance or in the year, for the year as we approach Q4 where there could be some risk in the group outlook?

Thomas J. Baltimore:

Robin, Rob’s going to answer that question for you.

Robert D. Tanenbaum:

Robin, good morning. Our Q4 pace improved over the last quarter by over 100 basis points, so we feel confident in our teams and the things they have to do in the marketplace. We don’t – given the holiday shift, the Jewish holiday shift going into October. We don’t see - October, September 30th, then October 7th, 8th, excuse me, for the quarter. But overall we don’t a concern there as we look at the Q4 pace. Our transient pace in the Q4 is also strong as well.

Robin Farley:

Then, the commentary about the 2020 group pace. I think you said a quarter ago, it was up 4 to 7 now, it’s up 2.5 to 4. I — assuming that includes the higher numbers that were on the books a quarter ago, can you maybe give us a sense of what the pace of new bookings just in the last quarter itself was? In other words the sort of current rate rather than the cumulative pace?

Thomas J. Baltimore:

Robin, it continues to be encouraging. Again, a real focus for our team and certainly our partners at Hilton and – look, it’s going to evolve and clearly in this 4% number we’ve got some pending business that we’ve put into pending that hasn’t been signed yet, but I’d say we’ve got 62% of our business on the books for next year and we’re at about 96%. So to be in a more than—many months out and have 62% for us is comparable and really comparable to what we saw last year and in previous years. So, we feel good about our position right now.

Robin Farley:

Okay. Thank you. Last thing. Just to clarify—I think in your remarks, I think I heard that you mentioned market share up 350 basis points at 65% of the portfolio or some combination like that. Do you have that figure for the full portfolio, the market share change?

Thomas J. Baltimore:

Yes. It’s 350 basis points for our comp hotels. So it’s 24 out of our 37 comp hotels gained share in the second quarter. We’re very, very proud of that. That’s just a lot of work at blocking and tackling, from our asset management team partnering with our operators and feel very good about that. So despite a choppy quarter, despite a quarter, obviously, that we knew we were lapping tough group and obviously that softer transient, we’ve still gained significant share in the quarter.

Robin Farley:

Okay. Great. Thank you.

Operator:

Our next question comes from the line of Neil Malkin with Capital One Securities. Please proceed with your question.

Neil Malkin:

Good morning. Question on Orlando—obviously a big market for you guys. There’s a pretty significant or large project that’s going to be delivered, I believe later in this year and then another phase early next year, at Universal—I think it’s well over 2,000 rooms. How are you thinking about that in terms of getting ahead of it—maybe getting some more group on the books or more heads in beds ahead of that? Is that kind of a market where you kind of need to wait and see, just given the size of it. How are you thinking about that?

Thomas J. Baltimore:

I would say a couple of observations, Neil. We love Orlando, particularly we love our three assets there, particularly Bonnet Creek. Bonnet Creek is really underrepresented from a meeting space standpoint. We’ve known that, we’ve missed out on a lot of group business as a result of that. We have carefully studied the market. We’re going to be adding, obviously, two ballrooms; one adjacent to the Waldorf and expanded about 40,000 to 50,000 square foot ballroom at the Hilton. We’re also going to be reconfiguring the golf course and also then adding a lot more outside meeting and event space that we’re really excited about. We also, as part of that, have agreed with Hilton to up-brand to Signia. It’d be one of the first three Signias. So, love our positioning there, 400 acres, given the proximity that we have, we’ve got an expanded relationship with Disney.

If you look at Orlando, Orlando is one of the top five convention markets. I don’t see and we don’t see that changing at any point in the near future. Look at the amount of room nights coming through citywides, about 1.9 million in ’19. I think it’s going to be about 1.8 million in 2020, so it’s still solid.

From a competitive standpoint, new product is added from there and certainly interesting resorts that’s being talked about with Universal. You think about what’s happening with Disney and Phase 1 and Phase 2 with Star Wars. We just see long term that there’s going to be considerable growth there. Love our positioning and certainly aren’t fearful about additional competition.

Neil Malkin:

I now appreciate that. Last one for me. On the renovation opportunity, you’ve obviously – you know, Tom, has some – had success at your former company with sort of repositioning or re-envisioning. Just wondering if you could elaborate on the additional opportunities you alluded to, or maybe Rob, with regard to more ROI type of opportunities within your legacy portfolio and then maybe as you’ve looked at Chesapeake a little bit more — do you see more or additional ROI opportunities there?

Thomas J. Baltimore:

Yes. We’ll stay away from the Chesapeake given the fact that they remain an independent company. Obviously we’re waiting for the shareholder vote in September and more to come, assuming that we get a favorable vote there.

As it relates to Park, really excited as both Sean and I mentioned, about the Reach, converting that to a Curio. That work will start soon. That will be done by early December. You see the results that we’re getting from Hilton in Santa Barbara. It’s been a huge success for us.

The other two that we’re beginning to evaluate—we’ve got the DoubleTree in San Jose. Great real estate, really well located to a lot of significant demand generators. We are going to explore converting that to a Hilton. And of course we’ve got the DoubleTree in Crystal City at the front door of Amazon’s office complex and their expanded development here in the Arlington, D.C. area. We certainly are working with — internally and also with Hilton about a redevelopment of that asset and converting that brand — that as well possibly to a Hilton, but we could also co-brand that as well. So, we are very excited. Those are just two that we think are going to be significant contributors to Park going forward.

Neil Malkin:

Thank you guys.

Operator:

Our next question comes from the line of Chris Woronka with Deutsche Bank. Please proceed with your question.

Chris Woronka:

Good morning guys.

Thomas J. Baltimore:

Morning Chris.

Chris Woronka:

I want to ask you—it’s pretty clear to a lot of us that Hilton brands are outperforming, recently or perhaps for several quarters now. And the question is kind of how do you guys look at that going forward? How do you underwrite the legacy Park assets in terms of — that you’ve been out punching for some time now. Does that kind of automatically continue? Or does — if Marriott – they’re doing a lot of things, right. Does that eventually kind of erode that advantage? Or how do you underwrite looking forward?

Thomas J. Baltimore:

Chris, it’s a great question. Obviously as many of the listeners know, I worked for Hilton twice and I worked for three of the Marriott companies, so I have pretty strong feelings about this. I have believed for some time, having those two strong formidable companies, being one here in the DC area, being competitive, pushing each other—as a result of pushing each other to be better, we think that’s going to be great for the entire industry. We believe passionately one of the motivations for us part of the Chesapeake deal is obviously to have the brand and operator diversification. What that does is you get all of that good best practices that you see from the other brands, from other independent operators, from the brand operators, and we believe that over the long term, that makes us also a better owner and we think we can make our partners better managers, better franchisors. We would also say the same thing for Hyatt, who we have tremendous respect for.

So, we’re really excited to be moving and diversifying over time. There are going to be pockets where one is outperforming the other but when you think about Marriott, Hilton and also Hyatt. When you think about the growth. When I rejoined Hilton four years ago, they had 53 million members in their Loyalty Program. I think, Chris announced last week, there are 94 million, plus or minus, now about 63% of their occupancy. That is really formidable. I think Marriott is north of 120 million and probably growing. So when you think about that engagement and that opportunity and that loyalty, the real benefit, most importantly is those RevPAR premiums. Both of those brands are averaging about a 14% premium over their competitors. In particular, as an owner we want, obviously, the right real estate, we also want the right brands and of course we want to generate those RevPAR premiums. In theory that should generate into more revenue, higher margins and ultimately a more return on investment.

So we’re excited about it, not fearful. Clearly Hilton has had an incredible run. Chris and his team have done a fabulous job and I would expect—I see no slow down at all on that. Marriott is still working through transition issues, obviously with the Starwood integration, but I certainly wouldn’t bet against them and I know that they’re also going to be formidable moving forward.

Chris Woronka:

Okay. Great color. Appreciate that Tom. Just a follow-up on San Francisco where I think it’s pretty well understood that the group numbers are very strong and I think that kind of gets you through at least ‘20 and not to pick too much, but I think we have seen the transient—does seem to have something going on the transient side in San Francisco. You have any thoughts on that on why kind of given what we think is a pretty strong backdrop for the industries that are out there. Why San Francisco is struggling on transient.

Thomas J. Baltimore:

I think it’s a fair question but let’s all sort of keep it in perspective here. You’re looking at 1.2 million on city wide room nights there. That probably drops down to a million, probably close to a million in ’20, ’21 as well. Based on the forecast today, probably down about 800,000. Looking at the—low watermark was ‘17 and ‘18, obviously during the renovation, 600,000 to 700,000 and of course back in ’16, still 900,000. Given the destination, the amount of limited new supply, San Francisco, in our view, continues to be a very strong market as we look out. There are some issues; the homeless, some housing, some other issues that I think certainly the city is addressing and working through. We certainly remain bullish and even in our own forecast we fully expect that RevPAR for the year is probably going to be somewhere in the 8% to 9% range. Where the industry is probably in the one and change. So, we still feel very good even if there’ a little bit of pull-back in the transient. I think it goes back to my earlier comment that I think CEOs, I think those men and women right now are just pausing, there’s a little bit of caution. I think people want clarity as it relates to some of these outstanding issues and particularly on the trade matter.

Again, we don’t see recession, we’re not fearful of that in the near-term. Hopefully just a soft patch, hopefully we get clarity, but the fundamentals of the business are still sound.

Chris Woronka:

Okay. Very good. Thanks Tom.

Operator:

Our next question comes from the line of Bill Crow with Raymond James. Please proceed with your question.

Bill Crow:

Great. Thank you. I just wanted to follow-up on that. Tom, do you think San Francisco could be positive next year given the tough comp and the decline in the convention nights; and also would like to get your perspective on New York in 2020 relative to maybe the broader industry—is it another year of an underperformer, is it an outperformer? What do you see there?

Thomas J. Baltimore:

Great questions, Bill. Always good to speak with you. I would still see, despite the tougher comps coming in San Francisco, certainly I don’t expect it’s going to be 8% or 9%. But keep in mind, just on the citywides, you’re still looking at about a million. That’s about 16% down from where we are today. It’s still over the last high watermark which had been in 2016 when you take out 2019. Still a solid year. I would say it’s probably low- to mid-single digits would certainly be the range, but that can also change depending on the operator. As we look out, clearly we’re still seeing positive group pace, it’s not going to be in the range – you know, the north of 20% that we’re seeing this year, but we still are very bullish, and we’re still focused very much on that group up strategy in San Francisco.

I would see San Francisco as stronger performer vis-à-vis New York. Let’s be honest, I think that New York has really missed this cycle. I’m hoping as the supply will peak next year at about 4%, I believe in New York; the city still runs high occupancies in the 85, we just don’t have the pricing power and obviously, I think that candidly comes back to owners and operators needing to do a better job yielding a little more courage as we look out in New York.

Long term: bullish on New York, but I would still say that it would be a slight underperformer as we look out. Our group pace next year incidentally is up, and we’re really pushing to get north of 200,000 room night. As we look out for New York next year, it’s strong and we’re up, I believe, about 30%, plus or minus, in group room nights for next year.

Bill Crow:

That’s helpful commentary. Thank you.

Operator:

Our next question comes from the line Shaun Kelly, Bank of America. Please proceed with your question.

Shaun Kelly:

Good morning everyone. Just wanted to ask—most of my questions have already been covered. Maybe a little bit more color, Tom or if you could, on just what you’re seeing on some of the activity for outside the room spend. Obviously you’re doing great on the overall group booking side. Looks like that’s going to continue for the back half. Are you seeing any just behavioral changes that relates to outside the room spend and/or attrition cancellation. Just how are the groups performing once you’re actually getting them on property relative to your expectation?

Robert D. Tanenbaum:

Hi Shaun, Rob Tanenbaum. In terms of group catering contribution, we were really pleased to see the growth that we experienced in Q2. We’re at 1.1% in group catering contribution, and if you consider the decline in group room nights, that’s rather impressive. I’ll give you three quick examples. We have several hotels that experienced an increase in group contribution on a lower group base. One is New Orleans, we were up 20% in group contribution; Key West, our two hotels there were up 26% and 34% respectively, and Waikoloa was up 63% in group contribution. We’re very pleased to see that increase. We are seeing an increase in our resort spend at the properties as well. Overall our out of – non-room revenue increased spend throughout the portfolio for the quarter.

Shaun Kelly:

Thanks for that Rob. Are you getting commitments when either you’re signing up the groups—are you getting commitments for advanced spend, better minimums, larger blocks? Anything again, on the behavioral side that relates to the booking patterns?

Robert D. Tanenbaum:

Shaun, nothing has changed terms of the – the booking pattern, the behavior associated with it.

Shaun Kelly:

Thank you very much.

Operator:

Our next question comes from the line of Lukas Hartwich with Green Street Advisors. Please proceed with your question.

David:

This is David on for Lukas. I noticed there was a $10 million gap between the sales price of the three hotels you sold in June from the first quarter earnings release. Was there maybe a change of buyers expectations for underwriting those assets or was that something different. Then if you could maybe just tie that with your comments earlier about the strength in the transaction market. That would be great.

Thomas J. Baltimore:

We sold the three pack, originally under contract for $175 million, closed for $166 million, candidly related to some due diligence matters with one hotel. Again, all three non-core assets, RevPARs that were 35% to 40% below our portfolio average, and we saved about $50 million in deferred cap ex by not proceeding and holding. Again, consistent with our strategy, which we communicated and which we’ve had success with, is to sell non-core. We’ve now sold 18 assets for $750 million. When you add up all of the deferred cap ex, also that we’ve saved, it’s about another $250 million. So, we really think we’ve created significant value for shareholders. That particular asset was a real outlier and really difficult asset which some complicated issues. It really is not the right asset for Park and the type of portfolio that we’re looking to build and was a better fit for the private equity buyer, given their strategies. Pleased with the transaction. As you may also recall, what we said in our combined documents is that we were looking to sell—we were hoping that with Park selling our three-pack and Chesapeake obviously selling their two assets in New York, that we could generate perceived net of $300 million. We’re pleased to say that we’re in that range and that’s a positive for the combined company. Again, assuming it gets approved by shareholders.

David:

Then if you could just elaborate a little more maybe on your comments in your prepared remarks about the strength in the transaction market. Is that more buyers coming to the table, is that pricing kind of coming in higher than you thought?

Thomas J. Baltimore:

I would say there’s plenty of liquidity, both on the equity markets and on the debt capital. So, we don’t see that at all being a hinderance to getting deals done. In fact, we received a ton of inbound calls—whether that’s private equity, whether that’s other REITs, whether that’s family offices, whether that’s owner/operators. We think it’s a very healthy environment.

David:

Great. Thanks for the color.

Operator:

Ladies and gentlemen, at this time there are no further questions. I would like to turn the floor back to management for closing comments.

Thomas J. Baltimore:

Thank you, this is Tom Baltimore. Enjoy the rest of your summer. We’ve enjoyed our discussion. We look forward to talking to you at the end of our third quarter and hopefully we’ll see many of you out and about in our various meetings and subsequent weeks and months.

Operator:

Thank you. Ladies and gentlemen, this concludes today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of May 5, 2019, by and among Park, Chesapeake Lodging Trust (“Chesapeake”) and the other entities party thereto. In connection with the proposed transaction, Park has filed with the SEC and attained effectiveness of a registration statement on Form S-4 that includes a proxy statement of Chesapeake and a prospectus of Park. Park and Chesapeake also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, after being filed in definitive form by Park, will be sent to Chesapeake’s shareholders. Investors may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Park and Chesapeake with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Park with the SEC will be available free of charge on Park’s website at http://www.pkhotelsandresorts.com or by contacting Park’s Investor Relations at (571) 302-5591. Copies of the documents filed by Chesapeake with the SEC will be available free of charge on Chesapeake’s website at http://www.chesapeakelodgingtrust.com or by contacting Chesapeake’s Investor Relations at (571) 349-9452.

Chesapeake and its trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about trustees and executive officers of Chesapeake is available in the proxy statement for its 2019 Annual Meeting, which was filed with the SEC on April 30, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Park or Chesapeake using the sources indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.